Roche

Investor Update

February 09, 2004 8:02 AM

Connetics to acquire U.S. Soriatane (Acitretin) product rights from Roche
Oral Psoriasis Product Posted 2003 U.S. Net Revenues of $41 Million
Conference Call to be Held at 8:15 a.m. Eastern Time Today

PALO ALTO, Calif. (February 9, 2004) - Connetics Corporation (Nasdaq NM: CNCT) announced today that it will acquire exclusive U.S. rights to Roche's Soriatane®-brand (acitretin), an approved oral therapy for the treatment of severe psoriasis in adults. The U.S. net sales of Soriatane were approximately $41 million in 2003.

Under the terms of the agreement, Connetics will pay Roche a total of $123 million to acquire the Soriatane product, payable in cash at the closing. The purchase will be financed with existing cash resources and a $30 million bank note provided by Goldman, Sachs & Co. This transaction with Roche is expected to close by the end of the first quarter of 2004 and is subject to standard terms and closing conditions, including approval under the Hart-Scott-Rodino Act.

"This is a transforming event for Connetics, significantly expanding our presence in dermatology and immediately impacting our financial performance," said Thomas G. Wiggans, President and Chief Executive Officer of Connetics. "Soriatane has a strong brand name, has been used by more than one million patients worldwide, and is trusted by dermatologists to be an effective treatment for severe psoriasis. The acquisition of Soriatane significantly reinforces our commitment to dermatology. Our 85-person sales and marketing team is equipped to provide extensive support for Soriatane to ensure that this therapy is available for appropriate patients. This is a very exciting event for Connetics, as it will contribute significantly to our revenue and earnings at a time when we continue to enjoy gains with our core brands, as well as a full pipeline of late-stage development products."

"Soriatane, an oral treatment approved by FDA in 1997 with proven benefit in five types of psoriasis, is a welcome addition to the Connetics product line. It offers physicians and patients a treatment that is convenient, effective and suitable for long-term maintenance as well as initial therapy," said Lincoln Krochmal M.D., Executive Vice President, Research and Product Development at Connetics. "As it is available in 10 mg and 25 mg sizes, Soriatane offers important flexibility in dosing to maintain benefit for those appropriate patients requiring chronic administration."

About Soriatane
Soriatane is a convenient, once-daily oral medication supplied as 10 mg and 25 mg capsules that is indicated for severe psoriasis in adults, including plaque, erythrodermic, pustular, guttate and palmar-plantar. Clinical efficacy studies showed that 76% of patients taking Soriatane showed statistically significant improvement in as little as 8 weeks. At six months, 40% of patients experienced complete or almost complete clearing of their psoriasis; at 12 months, patients continued to experience statistically significant improvement in symptoms.

Since Soriatane is neither immunosuppressive nor cytotoxic, it can be used without the risk of reducing a patient's resistance to common infections.

In women of childbearing potential, Soriatane should be reserved for patients who have not responded to other therapies or whose clinical condition makes other treatments inappropriate, because the drug may cause serious birth defects. Women who are pregnant or might become pregnant within three years after stopping therapy should not take Soriatane. However, more than 75% of current psoriasis patients are either male, or are women not of childbearing potential.

Aside from birth defects, less frequent but potentially serious adverse events that have been reported include liver toxicity, pancreatitis and increased intracranial pressure, as well as bone spurs, alteration in lipid levels, possible cardiovascular effects and eye problems. For more information about Soriatane visit www.soriatane.com.

About Psoriasis

Psoriasis affects approximately 7 million people in the United States. It is an immune-mediated, genetic disease manifesting in the skin and/or the joints and impacts a person's psychological well-being and social functioning, as well as his or her physical functioning. Approximately 1.5 million sufferers are categorized as moderate to severe patients. Psoriasis can be limited to a few spots or involve extensive areas of the body, appearing most commonly on the scalp, knees, elbows and trunk. Although it is highly visible, psoriasis is not a contagious disease. While there are a number of medications that may help control the symptoms of psoriasis, there is currently no cure. For more information on psoriasis, visit the National Psoriasis Foundation's Web site at www.psoriasis.org.

Conference Call

Connetics will host a conference call to discuss this acquisition today beginning at 8:15 a.m. Eastern Time (5:15 a.m. Pacific Time). To participate in the live call by telephone, domestic callers should dial (888) 328-2575, and international callers should dial (706) 643-0459. Those interested in listening to the conference call live via the Internet may do so by visiting the investor relations section of the Company's Web site at www.connetics.com.

A telephone replay will be available for 48 hours beginning February 9, 2004, at 11:15 a.m. Eastern Time (8:15 a.m. Pacific Time). To access the replay from the U.S., please call (800) 642-1687. To access the replay from outside of the U.S., please call (706) 645-9291. Enter the Conference ID#5419078s. The call will also be available for replay for 30 days on the Connetics Web site at www.connetics.com.

About Connetics

Connetics Corporation is a specialty pharmaceutical company focused on the development and commercialization of innovative therapeutics for the dermatology market. The Company's marketed products are OLUX® (clobetasol propionate) Foam, 0.05% and Luxiq® (betamethasone valerate) Foam, 0.12%. Connetics is also developing Extina™, a foam formulation of the antifungal drug ketoconazole, Actiza™, a foam formulation of clindamycin for treating acne, and Velac® Gel, a combination of clindamycin and tretinoin for treating acne. Connetics has branded its innovative foam drug delivery vehicle VersaFoam™. These formulations aim to improve the management of dermatological diseases and provide

significant product differentiation. For more information about Connetics and its products, please visit www.connetics.com, or send an e-mail to ir@connetics.com.

This news release includes forward-looking statements, and predictions, including statements about the revenue and earnings potential for the Soriatane product in 2004 and the market opportunity for Soriatane. These statements represent the Company's judgment as of the date of this news release and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. In particular, Connetics faces risks and uncertainties that Soriatane may not produce the projected revenues and earnings, that the acquisition may not be consummated for regulatory or other reason, or that competition may enter the market. Factors that could cause or contribute to such differences include, but are not limited to, risks and other factors that are discussed in documents filed by Connetics with the Securities and Exchange Commission from time to time, including Connetics' Annual Report on Form 10-K/A 2 filed on December 2, 2003, and the Form 10-Q for the quarter ended September 30, 2003.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

Media Release

Basel, 12 February 2004

Pegasys and Copegus achieve highest sustained virological response ever achieved in HIV-HCV co-infected patients

Results of APRICOT-study reported – the first and only multinational study of its kind

The results of Apricot (AIDS Pegasys Ribavirin International Co-infection Trial) – the largest and only multinational study evaluating the efficacy and safety of pegylated interferon combination therapy in people co-infected with HIV-HCV – were presented at a scientific meeting in San Francisco this week. Apricot found that the combination of Pegasys and Copegus achieved a 40% sustained virological response (SVR) – the highest ever reported in a trial of co-infected patients.

Importantly, for the 30% of people living with HIV who are co-infected with HCV, the study confirmed that HCV can be treated effectively and safely, without compromising a patient's HIV therapy. Approximately 85% of patients in Apricot were on Anti-Retroviral Therapy (ART).

The abstract submitted by lead study investigators, Dr. Francesca Torriani, Associate Professor of Medicine, Antiviral Research Center, University of California at San Diego, and, Dr. Douglas Dieterich, Vice Chair and Chief Medical Officer, Mount Sinai School of Medicine in New York City, concluded that "Based on an SVR of 40%, Pegasys and Copegus is the preferred treatment for HCV in co-infected patients."

"With Apricot, Pegasys continues to offer new landmark data that will benefit patients with a high medical need," said William M. Burns, Head of Roche Pharmaceuticals Division. "This pivotal and clinically relevant trial establishes Pegasys and Copegus as the new standard of care in co-infected patients and offers physicians the confidence to successfully treat them."
He added that "these new results with the Apricot study confirm what we have seen with Pegasys

and Copegus in other trials of patients with difficult-to-treat disease and we believe the efficacy that we are seeing is due to the drug's unique ability to apply constant viral suppression over the full once weekly dosing schedule."

In this study, 868 patients from 19 countries who were co-infected with HIV-HCV were randomized to receive either Pegasys 180µg once weekly in combination with Copegus (800 mg daily); Pegasys 180µg monotherapy once weekly (plus placebo Copegus tablets), or conventional interferon alfa 2a 3MIU three times a week in combination with ribavirin 800mg daily, all for 48 weeks.

The key Apricot findings were:

- 40% of patients treated with Pegasys and Copegus achieved a sustained virological response compared to 20% of patients treated with Pegasys monotherapy and 12% of patients treated with conventional interferon/ribavirin.
- Genotype 1 patients treated with Pegasys and Copegus achieved a four-fold increase in SVR compared to conventional interferon/ribavirin (29% vs 7%)
- 62% of genotype 2/3 patients treated with Pegasys and Copegus combination therapy achieved a SVR compared to 20% with conventional interferon/ribavirin

"The results from Apricot have been eagerly anticipated by the medical community and I am personally delighted to see a sustained virological response or 'cure' in hepatitis C being achieved by a remarkable number of people," said Dr. Dieterich, who presented the results this week. "Historically, response rates in co-infected patients have been about half of this."

"Apricot has the largest group of HIV-HCV co-infected patients ever studied from around the world and this will provide treating physicians with ample evidence of the excellent safety profile and high degree of efficacy that can now be achieved for the treatment of HCV using Pegasys and Copegus combination therapy, said Dr. Torriani, one of the two lead investigators.

About HIV-HCV co-infection

HIV co-infection aggravates and accelerates the progression of liver disease in patients with HCV, resulting in a more rapid progression to cirrhosis and end stage liver disease. As improvements in antiretroviral therapy have prolonged life expectancy of patients with HIV, liver disease has emerged as the leading cause of morbidity and mortality for HIV patients.

In general, due to the concern of safety and low efficacy, people with HIV-HCV co-infection have largely been excluded from large clinical trials for the treatment for HCV, limiting the knowledge about how best to provide therapy for this significant and needy patient population.

About Pegasys

Pegasys, a new generation hepatitis C therapy that is different by design, provides significant benefit over conventional interferon therapy in patients infected with HBV and HCV. The benefits of Pegasys are derived from its new generation large 40 kilodalton (KD) branched-chain polyethylene glycol (PEG) construction, which allows for constant viral suppression over the course of a full week. Pegasys also distributes more readily to the liver (the primary site of infection) than conventional interferon. In HCV Pegasys provides superior efficacy compared to conventional interferon combination therapy in HCV patients of all genotypes. Pegasys is the only pegylated interferon available as a ready-to-administer solution. Each weekly subcutaneous injection contains 180mcg of pegylated interferon alfa-2a (40KD) which is the approved dose for all patients, regardless of body weight.

Roche in Virology

Roche is committed to the field of virology, having introduced effective treatments for hepatitis C as well as having a range of medications for HIV. Roche introduced Roferon-A, followed by Pegasys in hepatitis C and now Pegasys is demonstrating similar superior efficacy over conventional interferon in hepatitis B. Roche also has its own brand of ribavirin, Copegus, to be used in conjunction with Roferon A or Pegasys for HCV. Since 1986, Roche has been at the forefront of groundbreaking research and development of new drugs and technologies for care of patients with HIV. Medications developed by Roche for HIV include Fortovase and Invirase (two formulations of saquinavir), administered in combination with ritonavir, and Viracept (nelfinavir). Viracept, a leading protease inhibitor is widely used as a first line therapy for treatment of HIV. Most recently, Roche introduced Fuzeon (enfuvirtide), the world's first HIV fusion inhibitor and the first innovation in HIV treatment since 1996. Roche manufactures HIV, HBV and HCV diagnostic systems: under the tradename Amplicor to detect the presence of, and quantity of HIV RNA, HCV RNA, or HBV DNA in a person's blood.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis

and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Further information:

www.roche-hiv.com

www.health-kiosk.ch